UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  February 15, 2007                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

                      HALO REPORTS FIRST THREE DRILL HOLES
                          OF 30,000 M SHERRIDON PROGRAM

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 15, 2007 - Marc Cernovitch, President and CEO of Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that assays have been received for the first three diamond drill holes completed at the Sherridon Property, northern Manitoba.

A total of 994 m was completed of a planned 30,000 m drill program initiated to test 66-line kilometers of EM conductors identified in a recent VTEM airborne survey and expand historical base metal resources. Drill holes DH06-01 to DH06-03 were drilled between 200 and 600 m east of the East Zone sulphides lens which was estimated to contain 785,621 TONNES AT 2.14% COPPER, 5.78% ZINC, 0.65G/T GOLD AND 26.6G/T SILVER and was mined in the 1940s.

Halo has initiated the first systematic attempt to explore the East Zone fold structure for continuations of the sulphide ore based on modern reinterpretations of the complex geological structures. A grab sample from surface near an open stope on the East Zone returned results of 14.5% COPPER, 2.9% ZINC AND 7.4 G/T GOLD.

Drill holes DH06-01 and DH06-03 intersected alteration zones commonly associated with the mine horizon and mineralization at depths up to 159 m below surface. The highest grade intersection was from hole DH-6-03 AT 43.0 TO 45.2 M WHICH ASSAYED 0.53% COPPER, 0.77% ZINC AND ANOMALOUS GOLD AND SILVER. The success of these drill holes indicates that the East Zone mine horizon can be traced at least 600 m from the eastern part of the historical mine working and that the airborne geophysics identifies important geological features beneath the previously unexplored granites and at depths that have not previously been tested.

Preparations are underway to carry out down-the-hole PulseEM surveys of all holes in the near future which will determine if there are additional massive sulphides zones along the East Zone mine horizon within 100 m of the drilled holes. Future plans include drilling additional exploratory holes to test for the position of the East Zone mine horizon and providing additional access for the PulseEM surveys.

Drilling has continued at the Bob Deposit where historical resources for three of four sulphides lenses are estimated as 2,159,098 TONNES AT 1.33% COPPER, 1.18% ZINC, 0.31 G/T GOLD AND 8.45 G/T SILVER.

Drilling with a single diamond drill rig is expected to continue through to August, when it is planned to add a second drill rig allow concurrent testing of known deposits as well as newly-generated exploration targets.


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                                      -2-



DRILL HOLE DESCRIPTIONS

DH06-1
The first hole on the East Zone, DH06-1 was drilled vertically to test a strong VTEM conductor, approximately 500 metres east of Sherritt Gordon Mine's East Zone ore body. The hole cut a strongly graphitic zone between 73 to 79 metres and the projected East Zone mineralized horizon from 159 to161 metres. The mineralized zone reported 0.61% copper and low silver and zinc values over 0.9 m between 159.4 to 160.5 m. The hole continued to a depth of 298 metres and was stopped in mafic volcanic rocks.

DH06-2
The second hole on the East Zone, DH06-2 at -50(0) to the southwest, tested a strong steeply dipping VTEM conductor, located approximately 200 m south DH06-01. The hole intersected a sulphide enriched zone with trace amounts of chalcopyrite and sphalerite between 86.2 to 99.2 m and the strongly graphitic zone of DH06-1 at 157 to179 metres. The hole was stopped at 191 metres in intermediate, calcareous volcanic rocks.

DH06-3
The third hole on the East Zone, DH06-3 at -90 (0), tested an area 100 metres east of the East Ore body. It cut an altered, mineralized zone, equivalent to the East Zone mine horizon from 43 to 45 metres, with strongly anomalous values of 0.53% copper, 0.77% zinc and elevated silver and gold over 2 m. The projected horizon continues northeast and dips southeast. The hole was continued through a succession of intermediate and felsic volcanic rocks to a depth of 505 metres, testing for the folded repetition of the East zone horizon but not reaching it.


HOLE NO          FROM         TO      INTERVAL     CU       ZN      AG     AU
                  (M)         (M)        (M)       (%)      (%)    (G/T)  (G/T)
--------------------------------------------------------------------------------
DH06-01         159.35      160.45      0.90      0.61     0.07     4.57    --
Including       159.85      160.45      0.60      0.75     0.10     5.30    --
--------------------------------------------------------------------------------
DH06-02                           no significant results
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DH06-03          43.00       45.20      2.20      0.49     0.67     3.76    --
Including        43.00       44.80      1.80      0.53     0.77     3.76    --






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                                      -3-


TECHNICAL BACKGROUND

A total of 964 meters were drilled by Rodren Drilling using NQ core. Split drill core was submitted to TSL Laboratories, Saskatoon, Saskatchewan which is an ISO17025-accredited facility, for preparation and analysis. The entire core was crushed and a 300 g split was pulverized. Base metals were determined by inductively coupled plasma spectrometry (ICP) after an aqua regia digestion and gold by standard fire assay with an ICP instrumental finish on a 30 g charge. Analysis for samples that reported greater than 5000 ppm copper or zinc were repeated using a four acid digestion and atomic absorption spectrometry (AAS) determination. A quality control program consisting of blank, duplicate and analytical control standards has been implemented to monitor laboratory performance and no significant discrepancies are reported.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD
Marc Cernovitch, President and CEO

FOR FURTHER INFORMATION, PLEASE CONTACT:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information" within the meaning of the United applicable Canadian securities lawsthat involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.